UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 17, 2026

Robert Ventures Holdings LLC

(Exact name of issuer as specified in its charter)

Commission File No. 024-12331

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

(I.R.S. Employer Identification No.)

2810 N. Church St. #28283

Wilmington, Delaware 19802

(Full mailing address of principal executive offices)

Office: (302) 404-6341

Email: ir@robertventures.com

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Bonds

With a copy to:

Arden Anderson, Esq.

Solon Law, PC

550 W. B Street, 4th Floor, #1913

San Diego, CA 92101

arden@solonlaw.com

EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 1-U originally filed by Robert Ventures Holdings LLC on September 23, 2026 is being filed to furnish as Exhibit 15.1 the response letter of Abdi Sheikh-Ali, CPA, PLLC, dated September 28, 2026, regarding the disclosures under Item 5 of the original report, and to update Item 5 solely to describe the receipt and contents of that letter.

Item 5. Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On September 17, 2026, Robert Ventures Holdings LLC's (the "Company") independent auditor, Abdi Sheikh-Ali, CPA, PLLC (the "Auditor"), advised the Company that the audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the Auditor's report on those statements, included in the Company's Annual Report on Form 1-K filed on April 28, 2026, should no longer be relied upon. On the same date, Joseph Robert, the Company's authorized officer, concluded on behalf of the Company that those financial statements, and the compiled financial statements for the six months ended June 30, 2025 included in the Company's Semiannual Report on Form 1-SA filed on October 1, 2025, should no longer be relied upon. The Company has no board of directors or audit committee. Joseph Robert, the Company's authorized officer, has discussed with the Auditor the matters disclosed in this Item 5, including the Auditor's notice and his non-reliance conclusions.

The audited financial statements incorrectly attributed to the noncontrolling interest in the Company's consolidated subsidiary, KS OBX LLC, 30% of consolidated net loss rather than the appropriate share of KS OBX LLC's results. They also incorrectly allocated 30% of the Company's 2025 member contributions to that interest. The carrying amount of the noncontrolling interest did not reflect $79,664 of distributions made against a $2,900 contribution or the 60%/40% ownership interests in effect before February 24, 2023. The correction moves amounts between the members' interest attributable to the Company and the noncontrolling interest, and between the corresponding lines beneath consolidated net loss. Based on the Auditor's memorandum of September 23, 2026 setting out the agreed basis for the restatement, the correction is not expected to change consolidated total assets, total liabilities, total members' interest, consolidated net loss, or cash and the net change in cash for either year. The restatement will also correct the 2025 cash-flow presentation of real estate sale gains, sale proceeds and additions; relabel the 2024 net increase in long-term debt; correct the Note 5 disclosure of the December 31, 2024 deed-of-trust draw from $500,000 to $750,000; and add or revise related-party and subsequent-event disclosures, including disclosure of the September 22, 2026 amendment to the KS OBX LLC operating agreement.

The Company intends to file an amended Annual Report on Form 1-K containing restated audited financial statements for the years ended December 31, 2025 and 2024 and the Auditor's reissued report and an amended Semiannual Report on Form 1-SA for the six months ended June 30, 2025. The Company provided the Auditor with a copy of these Item 5 disclosures. In its letter dated September 28, 2026, the Auditor agreed with the statements in Item 5 insofar as they relate to the Auditor, except that the Auditor stated that it was not engaged to audit, review, compile or prepare the interim financial statements for the six months ended June 30, 2025, had no involvement with or provided advice concerning those statements, and expressed no view on the Company's non-reliance conclusion regarding them or its stated intention to amend the related Semiannual Report on Form 1-SA. The Auditor also expressed no view on the statements under Item 9 or any other statement in the report. The Auditor's letter is filed as Exhibit 15.1 to this amendment.

Item 9. Other Events

Effective September 23, 2026, the Company suspended the offering of its Bonds under the Offering Statement on Form 1-A (File No. 024-12331), qualified on September 27, 2024. The Company will not solicit or accept subscriptions or sell Bonds while the offering is suspended. The offering will remain suspended pending the filing of corrected financial statements. Filing those statements will not itself resume the offering. The suspension does not amend the contractual terms of outstanding Bonds, including the provisions governing interest, principal and redemption.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report concerning the expected effects and completion of the restatement and future filings are forward-looking statements. Actual results and timing may differ because the restatement, subsequent-events procedures and related accounting assessments remain incomplete. These statements speak only as of the date of this report.

EXHIBIT INDEX

Exhibit 15.1 — Letter from Abdi Sheikh-Ali, CPA, PLLC to the Securities and Exchange Commission, dated September 28, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBERT VENTURES HOLDINGS LLC
By: Robert Ventures LLC, its Manager

By:	/s/ Joseph Robert
Name:	Joseph Robert
Title:	Manager of the Manager, Robert Ventures LLC; authorized officer of Robert Ventures Holdings LLC
Date:	September 29, 2026